CHINA LINEN TEXTILE INDUSTRY, LTD.
Chengdong Street, Lanxi County
Heilongjiang Province
People’s Republic of China

April 28, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Charles Lee, Attorney-Advisor

Re:	China Linen Textile Industry, Ltd.
Amendment No. 3 to Registration Statement on Form F-1
Filed April 11, 2011
File No. 333-171239

Dear Mr. Lee:

We are responding to comments contained in the Staff letter, dated April 21, 2011, addressed to Zhao Chunfu, the Company’s Vice General Manager, Secretary and director, with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-1 filed on April 11, 2011 (the “F-1/A”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.	It appears that you have omitted the disclosure required by Item 5C and Item 11 of Form 20-F. Please revise to include such disclosure.

Response:

We will add the following under “Research and Development” on page 42:

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred. The major components of these research and development costs include experimental materials and labor costs. Research and development costs were immaterial for the Group in the years ended December 31, 2010, 2009 and 2008, respectively, and are included in general and administration expenses.

We will provide the following on page 42 of the F-1/A:

Licenses:

The following is a list of the licenses held by the Company and its subsidiaries:

China Linen Textile Industry, Ltd.

•	Certificate of Incorporation (Aquasol Envirotech Ltd.)
•	Certificate of Incorporation on Change of Name

Heilongjiang Lanxi Sunrise Linen Textile Industry Co, Ltd.

•	People’s Republic of China Organization Code Certificate
•	Business License
•	Tax Registration Certificate
•	People’s Republic of China Import/Export Enterprise Qualification Certificate

Lanxi Tianxianfang Linen Co., Ltd.

•	People’s Republic of China Organization Code Certificate
•	Business License
•	Tax Registration Certificate
•	Foreign Trade Operators Registration Form

Bright International Group Co. Ltd.

•	Certificate of Incorporation

We will also add the following on page 44 of the F-1/A before the “Business” section:

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to market risks in the ordinary course of business, including risk from changes in foreign currency exchange rates, interest rates, inflation, commodity price and credit risk.

Foreign Exchange Risk

We conduct our business on a global basis, although our operations are located principally in China. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the PRC currency “Renminbi” (“RMB”) in which the financial statements of our operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our RMB denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. We have significant amounts of sales and purchases invoiced in U.S. dollars.  This exposes us to fluctuations in the rate of exchange between the U.S. dollar and the RMB. Fluctuations between the U.S. dollar and the RMB did not materially affect our results of operations or financial condition in 2010 because a majority of our raw material purchases were denominated in U.S. dollars, which mitigated the currency effect on our U.S. dollars sales. Also our domestic sales exceeded international sales and we were able to pass currency effect to our international customers through a higher selling price. Although we have not been materially affected by foreign exchange risk in the past, we can provide no assurance that we will not be affected in the future by appreciating RMB in China. We have not engaged in any financial instruments for hedging or trading purposes on existing and foreseeable foreign exchange transaction exposures.

Interest Rate Risk

We are exposed to changes in interest rates that affect our borrowings. Although we have fixed rates on both our short-term borrowing and our convertible note, we are exposed to changes in interest rates that affect our borrowings once the terms expire. We have not entered into any financial instruments or contracts to protect future interest rate exposures or for trading purposes.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through selling price increases.

Commodity Price

Although we are not directly exposed to commodity price in cotton, fluctuation in cotton price could indirectly affect our supply and demand. For example, although the correlation has not been formally proved, the higher cotton price in 2010 seemed to cause higher other raw material prices and higher demand for alternative products in the textile industry. Although we have not been materially affected by commodity price in the past, we can provide no assurance that we will not be affected in the future by fluctuations in the commodity prices of cotton. We have not engaged in any financial instruments for hedging or trading purposes on any existing and foreseeable commodity price exposures.

Credit Risk

Our credit risk arises from cash and cash equivalents, as well as credit exposures to receivables due from our customers.

We believe that there is no significant credit risk associated with the bank deposits, and cash and cash equivalents, which were held by reputable financial institutions in China. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality.

We assess the credit quality of, and set credit limits on our customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions. As of December 31, 2010 and 2009, five customers accounted for approximately 48.1% and 99.2% of its accounts receivable balances. Due to the longstanding nature of its relationships with these customers and contractual obligations, the Group is confident that it will recover these amounts. The Group establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and other information.

Outside Front Cover Page of Prospectus

2.	Your symbol on the Over-the-Counter Bulletin Board appears to have changed. Please revise throughout the prospectus to disclose your new symbol, or advise.

Response:

In connection with the Share Consolidation, effective March 30, 2011, our symbol was changed by FINRA to CTXFD.OB to reflect the corporate action. Our symbol will revert back to the original “CTXIF. OB” after 20 business days, which is April 27, 2011.

Summary, page 3

Recent Developments, page 5

Issuance and Sale of Notes, page 5

3.	Please update the fifth paragraph of this subsection to disclose the information as of your most recently completed fiscal year.

Response:

We will update the fifth paragraph as follows:

We intend and believe that we have the financial ability to make all payments on the notes. We have $4.2 million in cash on hand as of December 31, 2010. Net income for 2010 was $9.6 million, and net cash provided by operating activities was $5.4 million. As we expect higher net income for the coming years, we are confident that we can make payments on interest and principal payments on the notes using the income derived from our operations.

Risk Factors, page 10

Our internal controls over financial reporting…, page 14

4.
Please update this risk factor for your most recently completed fiscal year.  In addition, please delete your statements that you “have made some improvements so far” and “have taken action, which [you] believe are adequate to remediate the material weaknesses in [y]our internal controls,” as such language mitigates the point of the risk.

Response:

We will update and revise this risk factor as follows:

Our internal controls over financial reporting and our disclosure controls and procedures have been ineffective, and as a result we may be unable to accurately report our financial results, report our financial results in a timely manner or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems.  Based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management has concluded that, as of December 31, ~~2009~~2010, we had a material weakness in our internal controls over financial reporting relating to a failure of certain departments of the Company to communicate promptly and effectively with our management. ~~We have made some improvements so far.~~ We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In addition, we must implement financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand-alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules.  For example, we will need to further develop accounting and financial capabilities, including the establishment of an audit committee and development of documentation related to internal control policies and procedures.  ~~While we have taken action, which we believe are adequate to remediate the material weaknesses in our internal controls, we may still~~  We may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are in the process of instituting changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will also engage external Sarbanes-Oxley consultants or recruit experienced professionals to advise us on Sarbanes-Oxley compliance issues. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the Securities and Exchange Commission. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

In the future, our auditors will be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

We rely principally on dividends and other distributions…, page 18

Fluctuation in the value of the Renminbi…, page 18

5.	To the extent possible, please update these risk factors for your most recently completed fiscal year, or advise.

Response:

We will update the two risk factors as follows:

We rely principally on dividends and other distributions on equity paid by our PRC Subsidiary, and limitations on its ability to pay dividends to us could have a material adverse effect on our business and results of operations.

As an entity established in the PRC, our PRC subsidiary is subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Pursuant to the Sino-Foreign Equity Joint Venture Law (1979), as amended, and Regulations of the Implementation of the Sino-Foreign Equity Joint Venture Law (1983), as amended, a Foreign Invested Enterprise (“FIE”) in the PRC may pay dividends only out of the FIE’s profits, if any, after the payment of its enterprise income tax and contributions to its reserve fund, employee bonus and welfare fund and enterprise development fund at percentages that are decided by its board of directors; and such net profits shall be distributed in proportion to the contributions to the registered capital of the parties to the venture. Our PRC subsidiary as a Sino-foreign joint venture enterprise may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors.  The total amount of our restricted net assets was RMB48.3 million ($7.3 million) as of December 31, ~~2009~~ 2010.  Based on the foregoing, we have been advised by our accountants that we are only permitted to pay ~~RMB 116.8~~ RMB71 million (~~$15.9million~~ $10.6 million) in dividends for the year ended December 31, 2010 as we are required to set aside ~~RMB 3~~ RMB7.9 million ~~($0.6 million~~ $1.2 million),being 10% of our after-tax profits net of contributions to our PRC subsidiary’s reserve fund, enterprise development fund and employee bonus and welfare fund.  Under the relevant PRC foreign exchange regulations, conversion of the Renminbi is permitted, without the approval from the PRC State Administration of Foreign Exchange, or “SAFE”, for “current account” transactions, which include dividends, trade, and service-related foreign exchange transactions. However, pursuant to Regulations on Exchange Control of the People’s Republic of China (2008) and Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended, the registered capital contribution of an FIE must be fully paid before any profit or dividend of the FIE is remitted abroad; where the registered capital contribution of an FIE is not been fully paid due to special circumstances, profits or dividends of the FIE can be remitted abroad only if approvals from competent authorities have been obtained; furthermore, an FIE may only remit profits or dividends abroad at authorized banks and must comply with certain procedural requirements, such as providing the Foreign Invested Enterprise Foreign Exchange Registration Certificate, the resolution of the board of directors for the distribution of profits, the capital verification report issued by certified public accountants, the audit report and the tax payment documentation, etc. There is no guarantee that PRC regulatory authorities will not impose additional restrictions on the convertibility of the Renminbi. These restrictions could prevent our PRC subsidiary from distributing dividends. In addition, if our PRC subsidiary in the PRC incurs further debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of our PRC Subsidiary to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our PRC subsidiary, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares. As of December 31, ~~2009~~ 2010, we had cash denominated in U.S. dollars of approximately $68,415.  Any further appreciation of Renminbi against U.S. dollars may result in significant exchange losses.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

Selected Financial Date, page 30

6.
We note your response to comment three to our letter dated March 30, 2011.  The capitalization table should disclose your capitalization, including the individual components of capitalization, after giving effect to the issuance of the ordinary shares, upon conversation of the convertible notes, that are being registered by the registration statement.  You may present such information in a “further adjusted basis” column.  We also note that because you will be issuing additional ordinary shares as a result of the offering contemplated by the registration statement, the number of ordinary shares outstanding on an actual basis and on a further adjusted basis should not be the same.  Please revise accordingly.  See Item 3.B of Form 20-F.

Response:

We will revise the consolidated capitalization table on page 32 of the F-1/A as follows:

The following table sets forth our consolidated capitalization as of December 31, 2010:

•	on an actual basis;
•
on an as adjusted basis giving effect to the following transactions that occurred subsequent to December 31, 2010: (i) the repayment of long-term loans amounting to $2,264,938; (ii) the interest expense of $138,915 accrued for the first quarter of 2011, deriving from convertible notes with no conversion; and (iii) the convertible note payable adjustment by the first quarter interest payment of $6,821.

•	On a further adjusted basis giving effect to the issuance of 1,092,736 ordinary shares, upon conversion of the convertible notes, that are being registered by the registration statement.

	December 31, 2010	December 31, 2010	December 31, 2010
	Actual basis	Adjusted basis	Further adjusted basis
	$	$	$
INDEBTEDNESS
Bank loans- secured by the Group’s equipment and building	3,623,900	1,358,962	1,358,962
Convertible note payable, net	6,991,439	6,998,260	1,184,904
TOTAL INDEBTEDNESS	10,615,339	8,357,222	2,543,866

STOCKHOLDER’S EQUITY
Common stock
$0.007 par value, 142,857,142.86 shares authorized;
5,832,058 shares outstanding on actual and adjusted basis, 6,924,794 shares outstanding on further adjusted basis	42,698	42,698	50,347
Additional paid-in capital	3,437,264	3,437,264	9,242,970
Retained earnings	23,450,326	23,311,411	23,311,411
TOTAL STOCKHOLDER’S EQUITY	26,930,288	26,791,373	32,604,728

TOTAL CAPITALIZATION	37,545,627	35,148,595	35,148,595

Price Range of Securities and Dividends, page 34

7.	Please revise this section to update the share prices for the Share Consolidation.

Response:

We will revise the share price range table on page 34 of the F-1/A as follows:

	Ordinary Shares
	High*	Low*
Annual Highs and Lows
2009 (from November 1 through December 31) (1)	$6.62	$1.58
2010 (through December 31, 2010)	6.97	2.8

Quarterly Highs and Lows
2009
Fourth Quarter	$6.62	$1.58
2010
First Quarter	$6.65	$4.62
Second Quarter	6.65	2.80
Third Quarter	5.78	2.84
Fourth Quarter	5.42	4.03

Monthly Highs and Lows
February 2010	6.13	4.17
March 2010	6.97	5.11
April 2010	6.62	5.32
May 2010	6.02	3.54
June 2010	5.60	2.80
July 2010	4.20	2.84
August 2010	5.78	3.01
September 2010	5.78	4.55
October 2010	5.42	4.41
November 2010	5.42	4.03
December 2010	5.32	4.73
January 2011	5.60	3.54
February 2011	4.38	3.50
March 2011 (through March 29)	3.68	2.84

(1)	There were a limited number of trades of our Ordinary Shares during the period prior to November 1, 2009, which are not meaningful to report.
* Numbers reflect the post Share Consolidation price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Capital Expenditures and Divestitures, page 37

8.
We note your response to comment four in our letter dated March 30, 2011 and your revised disclosure that provides the amounts of your total capital expenditures for each of the last three fiscal years.  Please also disclose the amounts of such total capital expenditures that were spent on addition in fixed assets for such time periods.  See Item 4.A.5 of Form 20-F.

Response:

We will add the following to the fourth paragraph under “Capital Expenditures and Divestitures on page 37 of the F-1/A:

For the years ended December 31, 2008, 2009 and 2010, we had total capital expenditure of $2,159,769, $872,962 and $2,862,895, respectively. All of each of these amounts was spent on addition in fixed assets.

Liquidity and Capital Resources, page 41

9.
We note from the disclosure contained in this subsection filed as part of amendment no. 2 to the registration statement that you intended to renew your loans with the Agricultural Bank of China when such loans matured in March 2011.  Please disclose whether such renewal was made, the new maturity date and the new interest rate, if different from 6.903%.  Please also disclose whether the loans are secured and, if so, with what assets.  See Item 5.B.2 of Form 20-F.

Response:

We will amend the second paragraph under “Liquidity and Capital Resources” on page 41 of the F-1/A as follows:

As of December 31, 2010, we had outstanding loans from the Agricultural Bank of China equal to $3,623,900 with an annual interest rate of 6.903%. In March 2011, we renewed the loan amount of $1,358,962 from the Agricultural Bank of China with an annual interest rate of 7.878%. This loan is collateralized by our buildings and equipment. As of December 31, 2009, we had outstanding loans from the Agricultural Bank of China equal to $4,048,583 with an annual interest rate of 6.903%.

Trend Information, page 42

10.
We note the disclosure on page 21 that the discontinuation of Lanxi Sunrise’s preferential tax treatment may result in a decrease in your profits for 2011.  Please disclose such event in this subsection, or supplementally confirm to us, if true, that you do not believe that such event is reasonably likely to have a material effect on your or cause reported financial information not necessarily to be indicative of future operating results or financial condition.  See Item 5.D of Form 20-F.

Response:

We will add the following sentences to the end of the first paragraph under “Trend Information” on page 42 of the F-1/A:

We do not foresee in the future any events that are reasonably likely to have a material effect on the Company’s continuing operations, capital liquidity, and profitability or capital resources. Nevertheless, generally, significant price changes in raw materials, continuing appreciation of RMB and rising labor cost could adversely affect our operation.  In addition, Lanxi Sunrise enjoyed a subsidy equivalent to the income taxes payable by the Company to the local administration of taxation for the two years ended December 31, 2010.  The discontinuation of such preferential tax treatment may result in a decrease in our profits for 2011.  For the year ended December 31, 2010, the Income tax refund subsidy was $1,142,222.

Security Ownership of Certain Beneficial Owners and Management, page 71

11.	Please disclose the number of shareholders, and the percentage of ordinary shares held, in the United States as of a more recent most practicable date. See Item 7.A.2 of Form 20-F.

Response:

We will update the disclosure regarding the number of shareholders and the percentage of ordinary shares held in the United States as follows:

As of April 28, 2011, the Company had 217 shareholders in the United States.  The percentage of ordinary shares held in the United States was 6.69%.

Certain Relationships and Related Party Transactions, page 72

12.	Please revise the subsection “Due from/to Related Parties” to include disclosure for the fiscal year ended December 31, 2008. See Item 7.B of Form 20-F.

Response:

We will amend the “Due from/to Related Parties” subsection as to include disclosure for the fiscal year ended December 31, 2008 as follows:

Due to related parties consist of the followings:

	March 31,	December 31,	December 31,	December 31,
Name of related parties	2011 (Unaudited)	2010	2009	2008

Ren Gao	$-	$-	$45,672	$-
Songyuan Qianan Sunshine Linen Co., Ltd.	-	-	29,216	-
Harbin Zhongyi Sunshine Linen Co., Ltd.	-	-	-	56,470
	$-	$-	$74,888	$56,470

Due from related parties consist of the followings:

Name of related parties	March 31,	December 31,	December 31,	December 31,
	2011 (Unaudited)	2010	2009	2008
Harbin Sunshine Linen Textile Co., Ltd.	$-	$79,879	$515,479	$1,185,605
Harbin Zhongyi Sunshine Linen Co., Ltd.	-	-	2,061,100	-
Ren Gao	-	-	-	319,326
Songyuan Qianan Sunshine Linen Co., Ltd.	-	-	-	31,023
	$-	$79,879	$2,576,579	$1,535,954

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gao Ren
Gao Ren
Chief Executive Officer